Filed pursuant to Rule 433

Registration Statement No. 333-107393

May 16, 2007

Relating to Prospectus Supplement

Dated May 8, 2007

FOR IMMEDIATE RELEASE – NOT FOR DISTRIBUTION IN ITALY

REPUBLIC OF SOUTH AFRICA ANNOUNCES EXPECTED RESULTS OF INVITATION

May 16, 2007

New York, New York – The Republic of South Africa (“The Republic” or “South Africa”), pursuant to its invitation (the “Invitation”) as described below, announced this morning at or around 8:00 a.m. the expected principal amount of Eligible Notes to be repurchased, as indicated in the table below:

Series of Notes	ISIN	Expected Aggregate Principal Amount Submitted for Exchange	Expected Aggregate Principal Amount Accepted for Exchange	Expected Aggregate Principal Amount Submitted for Cash Tender	Expected Aggregate Principal Amount Accepted for Cash Tender
9 1/8 % Notes due 5/19/2009	US836205AE46	US$477,423,000	US$477,423,000	US$410,778,000	US$410,778,000
7% Notes due 4/10/2008	XS0127518933	N/A	N/A	€171,566,000	€171,566,000
8 1/2 % Notes due 6/23/2017	US836205AD62	US$78,121,000	US$78,121,000	US$18,090,000	US$18,090,000
TOTAL AMOUNT (US$ Equivalent)		US$555,544,000	US$555,544,000	US$662,146,290	US$662,146,290

The Repurchase Amount (as defined in the Prospectus Supplement) is expected to be the U.S. dollar equivalent of US$1,217,690,290. The total issue size of the New Notes maturing 5/30/2022 is expected to be US$1,000,000,000.

Due to the high level of interest in the Invitation, in accordance with the Acceptance Priority Level structure described in the Prospectus Supplement, the Republic will not be accepting any tender or exchange offers made by or on behalf of holders of the 5 1/4% Notes due 5/16/2013, 7 3/8% Notes due 4/25/2012 or 6 1/2% Notes due 6/2/2014.  Any notes of such series submitted pursuant to tender or exchange offers will be promptly returned to the holders thereof in accordance with the terms of the Prospectus Supplement.

The Invitation was issued to holders of the series of USD Eligible Notes described in the Prospectus Supplement to submit offers to exchange USD Eligible Notes for an equal principal amount of U.S. dollar-denominated notes due 2022 (the “New Notes”) and a U.S. dollar amount of cash and/or offers to sell USD Eligible Notes for a U.S. dollar amount of cash, and to holders of the series of the Euro Eligible Notes described in the Prospectus Supplement to submit offers to sell Euro Eligible Notes for a Euro cash amount, in each case, subject to certain acceptance priority levels and series repurchase caps and a financing condition as described in the Prospectus Supplement dated May 8, 2007 (the “Prospectus Supplement”) to the accompanying Prospectus dated August 20, 2003 attached thereto (the “Prospectus”).

The Invitation expired on May 15, 2007 and Tender Offers and Exchange Offers (each as defined in the Prospectus Supplement) may no longer be submitted, modified or withdrawn.

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The Invitation is subject to the terms and conditions described in the Prospectus Supplement.

The Prospectus Supplement and the Prospectus are part of the Republic’s registration statement, which was filed with the Securities and Exchange Commission (the “SEC”) under file no 333-107393 on July 28, 2003.  Before you invest, you should read the Prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.  Alternatively, the Joint Dealer Managers or the Information and Exchange Agent will arrange to send you the Prospectus Supplement and the Prospectus if you request them by calling any one of them at the numbers specified below.

The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, are restricted by law in certain jurisdictions.  If materials relating to the Invitation come into your possession, you are required by the Republic to inform yourself of and to observe all of these restrictions.  The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.  If a jurisdiction requires the Invitation to be made by a licensed broker or dealer and either dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such dealer manager or affiliate on behalf of the Republic in this jurisdiction.

Copies of the Prospectus Supplement may be obtained from the Information and Exchange Agent.  If you are in Luxembourg, copies of the Prospectus Supplement may be obtained from the Luxembourg Exchange Agent.

The Information and Exchange Agent for the Invitation is:

Bondholder Communications Group

www.bondcom.com/rsa

Rachel Andrews

e-mail: randrews@bondcom.com

30 Broad St., 46th Floor

New York, NY 10004

In the United States, call toll free: (888) 385 2663

Outside the United States, call collect +1 (212) 809 2663

28 Throgmorton St., 1st Floor

London EC2N 2AN

+44 (0) 20 7382 4580

The Luxembourg Exchange Agent for the Invitation is:

Deutsche Bank Luxembourg S.A.

CTAS Operations, Group Technology & Operations (GTO)

2 Bld Konrad Adenauer, L-1115 Luxembourg

Telephone: (00352) 421.22.639

Facsimile: (00352) 47.31.36

The Joint Dealer Managers for the Invitation are:

Barclays Capital Inc. 200 Park Avenue New York, New York 10166 United States of America Toll free: (866) 307 8991 Collect: +1 (212) 412 4072 In London, call: +44 20 7773 5484	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 United States of America Toll Free: (800) 558 3745 Collect: +1 (212) 723 6106 In London, call: +44 20 7986 8969

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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